(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year End Report – December 31, 2014

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the annual audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014. The following information, prepared as of April 27, 2015, should be read in conjunction with the December 31, 2014 consolidated financial statements. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company’s public filings, including its most recent unaudited and audited financial statements can be reviewed on the SEDAR website (www.sedar.com).

Forward Looking Information

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade which has resulted in the discovery of several gold deposits in Central America.  Following the sale of its Trebol and El Pavon projects in Nicaragua to B2Gold Corp. (“B2Gold”), the Company has a strong treasury of over 2.8 million common shares of B2Gold.  Management has been conducting an ongoing review of exploration projects and/or distressed junior companies that may be available for acquisition or joint venture with the aim of expanding the geographic and commodity focus of the Company.

Proposed Change of Business

In light of the current state of the mineral exploration and mining sector and given the expertise and skill sets of the members of the Board of Directors and management, management and the Board of the Company believe that the ideal allocation of the Company’s working capital would be within the framework of a resources-focused investment company making investments in privately held and publicly traded corporations, while maintaining a limited number of mineral projects for direct exploration activities.  For those reasons, management and the Board have proposed that the Company undergo a Change of Business (the “Proposed COB”) from a Tier 2 Mining Issuer to a Tier 1 Investment Issuer in accordance with the rules and policies of the TSX Venture Exchange (“TSXV”).

Details regarding the Proposed COB are set out in the Company’s Management Proxy Circular dated March 20, 2015 which is available for viewing on SEDAR at www.sedar.com.  Shareholder approval to the Proposed COB was obtained at the Company’ annual and special meeting held on April 23, 2015.  Completion of the Proposed COB is subject to final approval by the TSXV.

A summary of the Company’s properties and recent transactions is provided below:

Peru – Bayovar 12 Project Royalty

In March 2015, the Company agreed, subject to TSXV approval, to purchase from Focus Ventures Ltd. (“Focus”) a production royalty, equivalent to a 2% net smelter return, on Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty is US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus are related parties.  The royalty purchase was completed on April 15, 2015.

Mexico – Margarita Project

In March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares located approximately 115 kilometres NW of the historic silver mining city of Parral, Chihuahua, in the Mexican Silver Belt, one of the most productive silver camps in the world.

Property Background

Mineralization on the Project is hosted in a series of parallel, steeply-dipping, northwest-trending veins, the most important of which, the El Tren-Margarita vein, outcrops prominently as an oxidized ochre-coloured banded quartz-limonite vein.  It is exposed over a strike length of 1.7 kilometres within the property boundaries, and is known to strike over 4 kilometres onto adjacent ground.

The El Tren-Margarita vein is a classic banded epithermal quartz vein with an apparent thickness of between 1 and 5 metres.  Recent project due diligence work by the Company’s geologists included in-chip channel sampling continuously across a five metre in situ exposure of the vein.  The sampling assayed 640 ppm Ag over 5.0 metres and include the following results:

Sample #	Type	Length (m)	Ag (ppm)

rmag023	Chip channel	1.0	975
rmag024	Chip channel	1.0	564
rmag025	Chip channel	1.0	995
rmag026	Chip channel	1.0	242
rmag027	Chip channel	1.0	423

There is evidence on the Margarita Project of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.  The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent.

The Margarita Project is located in the boundary region of the Sierra Madre Occidental volcanic province and the Mesozoic Chihuahua sedimentary basin.  District geology is dominated by a thick sequence of Cenozoic felsic volcanic rocks divided into two units: the Lower and Upper Volcanic Groups.  This metallogenic province hosts world-class silver mining camps, including San Julian (Fresnillo plc.), Pitarilla (Silver Standard), Dolores (Pan American Silver), and many others.

The Project concessions are surrounded on all sides by the Los Gatos concession package of Sunshine Silver Mines.  The Los Gatos Property consists of a large land package, and includes a series of generally northwest trending veins similar to El Tren-Margarita.  Los Gatos hosts a project-wide indicated resource of 5.5 Mt at 186 ppm Ag for a total of 32.9 Moz and an inferred resource of 14.3 Mt at 116 ppm Ag for a total of 53.2 Moz Ag.

Cautionary Language:  The Los Gatos resource is quoted from: “(NI) 43-101 Technical Report: Mineral Resources of the Los Gatos Project, Chihuahua, Mexico. Tetra Tech Inc. December 21st, 2012.” Radius’s Qualified Person has not verified the information regarding the Los Gatos resource.  The information on the Los Gatos resource is given to provide the geological context for the Margarita Project, and it is not necessarily indicative of similar mineralization on the Margarita Project.

Option Terms

The Company has the option to acquire a 100% interest in the Margarita Project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

Mexico – Cerro Las Minitas Property

Pursuant to a loan transaction with Southern Silver Exploration Corp. (“Southern Silver”) described below, in March 2015 the Company has acquired a 13.5% interest in Southern Silver which owns the Cerro Las Minitas property located about 70 kilometres to the northeast of the city of Durango in Durango State, Mexico, and is accessed easily by road.  The property comprises 19 concessions covering approximately 13,700 hectares, and lies within heart of the Faja de Plata (Belt of Silver) of north central Mexico. The belt is one of the most significant silver producing regions in the world.

Management of the Company, after reviewing the past three years’ historical drill results provided by Southern Silver, feels that this property has the potential to host a significant silver deposit.  In November 2014, the Company advanced $800,000 to Southern Silver in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico.  This secured loan granted the Company the exclusive right to conduct an in-depth review of the mineral claims and the exploration data, so that the Company could decide, by March 13, 2015, whether the Company wished to negotiate an agreement to acquire from Southern Silver either a direct or indirect interest in the Cerro Las Minitas claims.

Management of the Company decided to not pursue acquiring such an interest, and elected to convert $300,000 of the loan into common shares of Southern Silver.  Accordingly, on March 19, 2015, the Company acquired 6,000,000 shares of Southern Silver and was repaid the balance of the loan of $500,000, plus interest, in cash.

Idaho – Blue Hill Gold Property

In July 2014, the Company entered into an agreement whereby Otis Gold Corp. (“Otis”) has granted to the Company the right to acquire a 70% interest in the Blue Hill Property which consists of 36 federal lode mining claims located on federal land (comprising 295 hectares), and one Idaho State lease (comprising 33 hectares) in southeastern Idaho, 24 kilometres south of the town of Oakley and 4 kilometres north of the Utah border.

The Company has been granted the option to acquire a 70% interest in the property (subject to a 2.5% NSR royalty on a portion of the property). The option may be exercised by making cash payments to Otis totaling US$525,000 and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years.

In the fall 2014, the Company, completed five diamond drill holes totalling 1,308 metres.  The drill program was designed to test geophysical resistivity anomalies in the Paleozoic basement rocks to the historically known surface mineralization, which is hosted by Cenozoic-aged volcanic rocks.  The geophysical resistivity anomalies were interpreted as possibly representing subvertical structural zones that could correspond to feeder systems to the surface mineralization.  Drill holes BHC14-01, 02, and 03 were drilled through two separate resistivity anomalies, and did not encounter any structural feature, mineralization, or alteration zone related to a deep feeder system.  Drill holes BHC14-04 and 05 tested interpreted structural corridors for near-surface mineralization.

Although the near-surface mineralized intervals intercepted were consistent with historical drilling results in the same area, the drill program did not meet its primary objective of identifying feeder structures.  Post-mineral faulting may have offset the near-surface mineralization from its underlying feeders, or the hydrothermal plumbing system may not have passed through the Paleozoic strata where drill-tested.  More exploration work would be required to follow up on these results.  At this time the Company is considering its options for further exploration work on the property.

Idaho – Mineral Property

The Company had an agreement with renowned prospector, Merrill Palmer, to lease a 100% interest in the Mineral Property which consists of a series of federal mining claims in the historic Mineral Mining District, Washington County, Idaho. The lease of 100% of the Mineral Property (subject to a 3.0% net smelter return royalty) was for up to 99 years which the Company could keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year and increasing US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 would have been required until commercial production had commenced.  During the first five years of the lease, the Company could have reduced the NSR royalty to 1.5% by paying US$2.0 million to Mr. Palmer. In February 2015, after review of the Company’s first pass geological evaluation of the property, the Company decided to drop the lease.

Mexico - Tlacolula Property

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca. An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012 and in November 2014.  The 12,642 hectare property is located 14 kilometres east-southeast of the city of Oaxaca and 30 kilometres northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Pursuant to the option agreement as amended, Fortuna has the right until January 2017 to earn a 60% interest in the Tlacolula project by spending US$2 million on exploration, which includes a commitment to drill 1,500 metres within 12 months of issuance of a drill permit for the project.  To date, the Company has received US$200,000 in cash and 34,589 shares of Fortuna., and to complete the option payments, Fortuna must pay to the Company US$100,000 in cash and US$100,000 worth of shares in Fortuna within 90 days of completion of the 1,500 metre drill program.  Fortuna has not yet received a drill permit.

Guatemala – Tambor Project Royalty

In 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project in Guatemala, to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration therefor, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid in 2012 and the balance to be paid once KCA has commenced shipment of gold produced from the property).  Commercial production commenced in late 2014 and accordingly, in January 2015 KCA paid to the Company US$341,063.  KCA will commence making quarterly royal payments to the Company based on the then price of gold and the number of ounces produced from the property.

Guatemala - Southeast Guatemala Ag-Au Epithermal Fields

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue.  Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

Nicaragua

In 2012, the Company sold its Trebol and Pavon properties to B2Gold in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993. In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis). Any future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua. In 2013, an agreement was reached whereby the Company would sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1,000,000. The Company and B2Gold have since decided to relinquish the La Magnolia concession. Formal agreements were signed by the companies in October 2014, and the closing of the San Jose sale is anticipated to take place in the second quarter of 2015.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information in this MD&A. The technical information regarding the Cerro Las Minitas property was provided to the Company by Southern Silver, and has not been independently verified by the Company.

Selected Annual Information

The following table sets forth selected annual financial information of the Company for, and as at, the end of each of the last three financial years ending December 31, 2014, 2013, and 2012:

	2014 ($)	2013 ($)	2012 ($)
Total investment and other income	43,245	22,141	8,883
Exploration expenditures	1,354,815	1,039,309	884,966
Net income (loss) for the year Total Basic & fully diluted per share	(1,369,907) (0.02)	(8,287,763) (0.10)	8,929,357 0.10
Total assets	9,045,049	11,319,828	19,242,828
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The year ended December 31, 2012 shows a net income due a gain on sale of properties of $16.3 million which relate to the sale of mineral properties to B2Gold.  The net loss for the year ended December 31, 2013 was significantly impacted by an impairment charge on available-for-sale investments of $5.9 million. Total assets were higher as at December 31, 2012 due to the B2Gold shares received from the sale of mineral properties to B2Gold.  Total assets then decreased during the next two years as cash was used for operations and the market price of B2Gold shares has declined since December 31, 2012, thus leading to a lower available-for-sale investments carrying value.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2014:

Quarter ended	Dec. 31, 2014 ($)	Sep. 30, 2014 ($)	June 30, 2014 ($)	Mar. 31, 2014 ($)	Dec. 31, 2013 ($)	Sep. 30, 2013 ($)	June 30, 2013 ($)	Mar. 31, 2013 ($)
Exploration expenditures	524,667	519,535	212,066	98,547	148,152	196,232	371,754	323,171
Total investment income	16,115	11,227	11,985	3,918	5,355	6,285	7,679	2,822
Net income (loss)	(1,005,167)	(1,000,792)	(355,242)	991,294	(699,656)	(547,812)	(6,522,976)	(517,319)
Basic and diluted income (loss) per share	(0.01)	(0.01)	(0.00)	0.01	(0.01)	(0.01)	(0.07)	(0.01)

The quarter ended March 31, 2014 resulted in a net income before income taxes due to a gain on sale of available-for-sale investments of $1,289,708. For the quarter ended June 30, 2013, an impairment charge of $5,894,147 on available-for-sale investments significantly increased the loss before income taxes for that period. The net loss before income taxes for the quarters ended September 30, 2014 and December 31, 2014 included impairment charges on available-for-sale investments of $300,000 and $141,320, respectively.

Results of Operations

Quarter ended December 31, 2014

The net loss for the quarter ended December 31, 2014 was $1,005,167 compared to $699,656 for the quarter ended December 31, 2013, an increase of $305,511.  Exploration expenditures in the current quarter totalled $524,667 compared to $148,152 in the comparative quarter, an increase of $376,515. The current quarter recorded a write-off of exploration and evaluation asset costs of $86,753 whereas no such charge was recorded in the comparative quarter.  The comparative quarter recorded a share of post-tax losses of Rackla Metals Inc. (“Rackla”), an associated company, of $351,268 whereas the current quarter recorded a share of post-tax losses of Medgold Resources Corp. (“Medgold”), a company that became an associated company during the current quarter, of $57,000. Rackla incurred a loss during the current quarter as well but due to the carrying value of the Company’s investment in this associate being reduced to $1 in 2013, the Company no longer picks up its portion of the loss.

General and administrative expenses for the quarter ended December 31, 2014 were $208,591 compared to $199,588 for the quarter ended December 31, 2013, an increase of $9,003.  Notable cost increases were $10,521 in office and miscellaneous, $8,041 in public relations, $7,555 in legal and audit fees, and $7,137 in travel and accommodation. Office and miscellaneous costs were higher primarily because of the Company incurring more office lease expense. Public relations and travel and accommodation costs were higher due to more involvement in tradeshows during the current quarter. Legal and audit fees were higher due to additional legal services required. The only significant cost decreases were $20,479 in salaries and benefits which were lower due to a reduction in personnel that took effect at the beginning of the current fiscal year and $5,609 in property investigations.

Year ended December 31, 2014

The net loss for the year ended December 31, 2014 was $1,369,907 compared to $8,287,763 for the year ended December 31, 2013, a difference of $6,917,856. The significantly higher net loss for the comparative year is due to an impairment charge of $5,934,443 on available-for-sale investments compared to $441,320 charged in the current year.  The current year also recorded a gain of $1,289,708 from the sale of B2Gold shares whereas the comparative year recorded a gain from the sale of B2Gold shares as well but a much lesser amount of $81,217.  As with the quarterly comparison, the current year did not record its share of post-tax losses for Rackla but did record its share of Medgold’s post-tax losses totaling $57,000 whereas the comparative year recorded only a share of post-tax losses for Rackla totaling $493,318.  Both the current and comparative years recorded write-offs of exploration and evaluation asset costs of $86,753 and $171,815, respectively.  Exploration expenditures in the current year totalled $1,354,815 compared to $1,039,309 in the comparative year, an increase of $315,506.

General and administrative expenses for the current year were $758,562 compared to $844,056 for the comparative year, a decrease of $85,494. Salaries and benefits, consulting fees, legal and audit fees, and public relations saw decreases of $139,807, $28,000, $23,673, and $14,844, respectively, in the current year. Salaries and benefits were lower for the same reason given in the quarterly comparison.  Legal and audit fees were higher in the comparative year due to the sale of mineral properties in 2012 that required more auditor involvement in 2013. There were no consulting fees for the current year whereas the comparative year included a long standing consulting agreement that was terminated prior to the current year. Public relations costs were lower as the Company engaged in less promotional activities during the first nine months of the current year. Notable cost increases in the current year were $54,107 in office and miscellaneous, $46,629 in property investigations, and $22,500 in management fees. Office and miscellaneous costs were higher in the current year for the same reason as in the quarterly comparison. Property investigation costs were higher in the current year due to the Company’s activities investigating new opportunities. Management fees were higher due to the monthly compensation for the Chief Executive Officer being increased at the start of the fourth quarter in the comparative year.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the year ended December 31, 2014 is as follows:

United States – A total of $946,313 was incurred on exploration and property investigation.

Guatemala – A total of $177,774 was incurred on care and maintenance related costs.

Nicaragua – At total of $12,682 was incurred on care and maintenance related costs.

Mexico - A total of $218,046 was incurred on exploration, property investigation, and miscellaneous administrative costs.

Further details regarding exploration expenditures for the years ended December 31, 2014 and 2013 are provided in the schedules at the end of this MD&A.

Liquidity and Capital Resources

The Company’s cash decreased from approximately $1.56 million at December 31, 2013 to $1.24 million at December 31, 2014. As at December 31, 2014 working capital was $7.6 million compared to $10.4 million at December 31, 2013. Included in working capital is the value of the Company’s investment in B2Gold common shares. As at December 31, 2014, these shares had a fair value of $5.37 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 B2Gold shares for proceeds of $2.42 million.  During the year ended December 31, 2014, the Company sold an additional 1,057,000 B2Gold shares for proceeds of approximately $3.35 million.

In addition to the remaining 2,826,394 B2Gold shares, the Company currently holds 1,007,406 common shares of Focus Ventures Ltd. (“Focus”) and 6,000,000 common shares of Southern Silver as part of its available-for-sale investments. In February 2014, the Company acquired 5,000,000 Medgold shares and warrants by participating in a Medgold private placement financing at a cost of $500,000 and recorded this investment as an available-for-sale investment.  In November 2014, the Company then acquired an additional 3,000,000 Medgold shares when 3,000,000 Medgold warrants were exercised at a cost of $330,000. The investment was then reclassified as an investment in an associate beginning in November 2014. As at December 31, 2014, the Company and Medgold had two common directors. The Company currently holds a remaining balance of 2,000,000 Medgold warrants and although these warrants are transferable, they are not traded on an exchange. The 6,000,000 common shares held in Southern Silver were received subsequent to December 31, 2014 as partial settlement of a loan to Southern Silver. The Company held 7,175,700 warrants in Rackla that were tradable on the TSX-V until they expired unexercised in June 2013, and held a further 1,345,338 Rackla warrants that expired unexercised in October 2014.

As at December 31, 2014, the carrying amount for all available-for-sale investments was $5.56 million compared to $8.69 million as at December 31, 2013. The Company also currently holds 9,866,376 common shares in Rackla and the 8,000,000 common shares in Medgold referred to above with fair values as at December 31, 2014 of $147,996 and $560,000, respectively. However, the investments in Rackla and Medgold are being accounted for as investments in associates, using the equity method, since the Company is able to exercise significant influence on the investments.

The Company intends to use proceeds from previous and future sales of its equity investments to fund its exploration programs and general working capital requirements.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months;

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments. Expected lease payments due by period as at December 31, 2014 are as follows:

Less than 1 year	$ 300,998
1 – 3 years	416,298
4 – 5 years	381,216
After 5 years	-
Total	$ 1,098,512

For the year ended December 31, 2014, the Company received a total of $211,473 from those companies it rents space to.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This section describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the accompanying amended financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receives periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2014, cash totalling $97,995 (December 31, 2013: $68,059) was held in US dollars, $680 (December 31, 2013: $694) in Nicaragua Cordoba, $99 (December 31, 2013: $4,213) in Guatemala Quetzal, $1,254 (December 31, 2013: $690) in Mexican Pesos and $84 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at December 31, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $10,000 increase or decrease in the Company’s after tax net earnings.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold and Focus are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $556,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Management considers that due to their short-term nature the carrying amounts of financial assets and financial liabilities, which include cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties are assumed to approximate their fair values.

The fair value investments in associates are detailed in the following table:

	December 31, 2014	December 31, 2014
	Book value	Fair value
Financial assets
Shares held in Rackla and recorded as investment in associate	$ 1	$ 147,996
Shares held in Medgold and recorded as investment in associate	$ 473,000	$ 560,000

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold and Focus are based on quoted prices and are therefore considered to be Level 1.

There were no transfers between Levels in the year.

Related Party Transactions

The Company’s related parties with transactions during the years ended December 31, 2014 and 2013 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla (Associate)	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp.	Shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the years ended December 31, 2014 and 2013:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Expenses:
Salaries and benefits	$ 6,056	$ 4,123	$ 14,578	$ 15,969
Mineral property costs:
Salaries and benefits	-	5,077	5,306	42,354
	$ 6,056	$ 9,200	$ 19,884	$ 58,323

During the years ended December 31, 2014 and 2013, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for the following costs:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
General and administrative expenses:
Consulting fees	$ -	$ -	$ -	$ 3,000
Office and miscellaneous	8,776	11,348	44,274	46,305
Public relations	7,530	598	8,719	3,963
Property investigations	-	5,940	-	31,260
Salaries and benefits	32,513	54,286	94,860	246,469
Transfer agent and regulatory fees	-	-	3,749	3,110
Travel and accommodation	5,813	2,408	17,494	17,304
	$ 54,632	$ 74,580	$ 169,096	$ 351,411
Exploration expenditures	$ -	$ 3,630	$ -	$ 59,333

Gold Group is reimbursed by the Company for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits costs for the year ended December 31, 2014 include those for the Chief Financial Officer and Corporate Secretary (2013 and 2012: Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary).  These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of December 31, 2014 were $Nil (December 31, 2013: $19,047) due from Medgold, $Nil (December 31, 2013: $2,477) due from Fortuna, $Nil (December 31, 2013: $9,239) due from Focus, $Nil (December 31, 2013: $1,527) due from Rackla, and $Nil (December 31, 2013: $1,527) due from Cordoba.  These balances arose from the Company incurring office, administrative and personnel costs which were then shared with the related parties.

Accounts payable and accrued liabilities as of December 31, 2014 includes $34,297 (December 31, 2013: $31,369) payable to Gold Group for shared administrative costs and $Nil (December 31, 2013: $7,500) to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Management fees	$ 25,500	$ 25,500	$ 102,000	$ 79,500
Salaries, benefits and fees	8,135	14,927	27,527	119,743
	$ 33,635	$ 40,427	$ 129,527	$ 199,243

There were no share-based payments to key management personnel or directors not specified as key management personnel during the years ended December 31, 2014 and 2013.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Options

As at April 27, 2015, the Company’s outstanding share position is 86,675,617 common shares and the following incentive stock options are outstanding:

STOCK OPTIONS
Number of options	Exercise price	Expiry date
1,570,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
820,000	$0.69	September 23, 2020
150,000	$0.81	July 26, 2021
2,135,000	$0.20	December 12, 2022
4,775,000

Significant Investments Accounted For By the Equity Method

Medgold

On November 4, 2014, the Company acquired 3,000,000 common shares of Medgold by way of exercising 3,000,000 share purchase warrants at a cost of $330,000, bringing the Company’s total holdings in Medgold to 8,000,000 common shares, representing an increase from 14.4% to 19.1% of Medgold’s outstanding common shares.  Upon this transaction, Medgold met the definition of an associate and therefore reclassified its holdings in Medgold from an available-for-sale investment to investment in associate and has been equity accounted for in the consolidated financial statements.  As well as being the largest shareholder in Medgold, the Company also had two common directors as of December 31, 2014 and has common management members. As at December 31, 2014, the Company held 2,000,000 share purchase warrants of Medgold to purchase common shares of Medgold.  Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.

The following table shows the continuity of the Company’s interest in Medgold for the period from November 4, 2014 to December 31, 2014:

Available-for-sale investment reclassified as investment in associate	$ 200,000
Increase in investment	330,000
Less: share of losses in associate	(57,000)
Balance, December 31, 2014	$ 473,000

The Company’s share of losses in Medgold during the year is only for the period from November 4, 2014 to December 31, 2014.

The financial statement balances of Medgold are as follows:

December 31, 2014
Total assets	$ 1,407,082
Total liabilities	766,309
Net loss	2,048,113

At December 31, 2014, the fair value of the 8,000,000 common shares of Medgold was $560,000.

Rackla

As at December 31, 2014, the Company held 9,866,376 common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares.  As at December 31, 2012, the Company held 8,521,038 share purchase warrants to purchase common shares of Rackla at $0.10 of which 7,175,700 of these warrants expired unexercised in 2013 and the remaining balance of 1,345,338 expired unexercised during the year ended December 31, 2014.

Rackla meets the definition of an associate and the Company’s interest in Rackla has been equity accounted for in the consolidated financial statements.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2013 to December 31, 2014:

Balance, December 31, 2012	$ 493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013 and 2014	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The accumulative unrecognized share of losses for the associate is $566,982.

The financial statement balances of Rackla are as follows:

	December 31, 2014	December 31, 2013
Total assets	$ 209,044	$ 1,221,037
Total liabilities	102,550	36,543
Net loss	1,081,000	4,373,259

At December 31, 2014, the fair value of the 9,866,376 common shares of Rackla was $147,996 (2013: $197,328).

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2014, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The amendments did not have an impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

If the Company does not satisfactorily complete its contribution requirements to any joint ventures it may be a party to, the Company’s interest in a joint venture can be diluted to a point where all interest in the joint venture is forfeited.

Joint Venture Funding Risk

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it when needed for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues or the value of the Company’s available-for-sale investments and corresponding effect on the Company’s financial position.

Political, Regulatory and Currency Risks

The Company’s mineral properties are located in the United States and emerging nations.  The mineral properties in emerging nations may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in US dollars, Guatemalan quetzals, Nicaraguan córdobas, and Mexican pesos. At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Guatemalan quetzal, Nicaraguan córdoba, or Mexican peso could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and Social Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present. Social risks are fairly significant in some of the Company’s areas of operations. Violence, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Mineral Properties Expenditure Detail (see following pages)

Mineral Properties Expenditure Detail

RADIUS GOLD INC.
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

	USA		Guatemala		Nicaragua	Mexico
	General	Mineral	General	Mineral	General	General
	Exploration	Properties	Exploration	Properties	Exploration	Exploration	Total
Camp, food and supplies	$ 132	$ 18,692	$ 6,305	$ -	$ -	$ 7,856	$ 32,985
Drilling	-	559,662	-	-	-	-	559,662
Environment	-	-	-	16,943	-	-	16,943
Exploration administration	-	366	6,393	523	3,408	1,452	12,142
Geochemistry	593	37,348	3,587	-	-	33,563	75,091
Geological consulting	8,792	108,147	60,335	-	-	121,203	298,477
Legal and accounting	-	-	7,459	1,371	2,334	9,590	20,754
Licenses, rights and taxes	-	8,197	-	1,401	-	-	9,598
Maintenance	-	-	2,992	-	-	-	2,992
Medical expenses	-	-	5,707	-	-	-	5,707
Public relations	-	-	1,369	-	-	-	1,369
Rent and utilities	-	3,645	13,552	6,725	1,408	-	25,330
Salaries and wages	-	128,765	27,504	-	5,532	9,775	181,881
Telephone and communications	-	2,368	-	-	-	761	3,129
Travel and accommodation	4,210	55,091	15,608	-	-	33,846	108,755
	$ 24,032	$ 922,281	$ 150,811	$ 26,963	$ 12,682	$ 218,046	$ 1,354,815

Mineral Properties Expenditure Detail (cont’d)

RADIUS GOLD INC.
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

	Guatemala	Guatemala	Nicaragua	Nicaragua	Mexico	Mexico
	General	Mineral	General	Mineral	General	Mineral
	Exploration	Properties	Exploration	Properties	Exploration	Properties	Total
Camp, food and supplies	$ 36,989	$ 603	$ -	$ -	$ -	$ 1,198	$ 38,790
Drafting, maps and printing	174	-	-	-	-	-	174
Drilling	-	-	-	-	-	93,281	93,281
Environment	-	-	-	-	-	1,939	1,939
Exploration administration	8,438	-	-	-	13,138	-	21,576
Geochemistry	24,196	-	-	-	1,441	13,918	39,555
Geological consulting	166,933	36,841	-	6,211	17,841	276,731	504,557
Legal and accounting	8,821	-	1,219	-	9,522	-	19,562
Licenses, rights and taxes	-	668	-	6,401	-	72,669	79,738
Maintenance	4,633	-	-	-	-	-	4,633
Materials	1,133	-	-	553	-	-	1,686
Medical expenses	10,089	-	-	-	-	-	10,089
Miscellaneous	348	642	3,190	4,899	-	-	9,079
Public relations	10,796	6,879	-	-	-	-	17,675
Rent and utilities	10,484	7,596	1,360	-	-	-	19,440
Salaries and wages	73,314	15,386	4,805	-	6,450	2,446	102,401
Shipping	1,247	-	-	-	-	377	1,624
Telephone and communications	9,077	256	1,443	-	156	-	10,932
Travel and accommodation	42,624	593	-	-	9,765	9,596	62,578
	$ 409,296	$ 69,464	$ 12,017	$ 18,064	$ 58,313	$ 472,155	$ 1,039,309

Mineral Properties Expenditure Detail (cont’d)

RADIUS GOLD INC.
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico
	General	Mineral	General	General	Mineral
	Exploration	Concessions	Exploration	Exploration	Concessions	Total
Camp, food and supplies	$ 32,994	$ 11,068	$ -	$ -	$ -	$ 44,062
Drafting, maps and printing	25	103	919	-	-	1,047
Drilling	-	1,884	-	-	-	1,884
Exploration administration	15,639	4,493	-	742	-	20,874
Foreign Exchange	329	763	-	-	-	1,092
Environment	-	89,066	-	-	-	89,066
Geochemistry	32,008	2,255	-	1,099	-	35,362
Geological consulting	225,733	58,982	-	18,556	-	303,271
Other consulting	-	59	-	-	-	59
Legal and accounting	8,484	2,484	3,891	9,601	-	24,460
Licenses, rights and taxes	5,837	4,414	-	-	15,540	25,791
Materials	2,450	3,800	-	-	-	6,250
Maintenance	8,235	3,286	-	-	-	11,521
Miscellaneous	606	227	2,762	-	-	3,595
Medical expenses	11,992	3,972	-	-	-	15,964
Public relations	8,948	16,083	150	-	-	25,181
Rent and utilities	7,696	14,103	1,235	-	-	23,034
Salaries and wages	69,424	60,229	5,777	-	-	135,430
Shipping	1,268	329	639	-	-	2,236
Telephone and communications	6,521	2,354	1,984	646	-	11,505
Travel and accommodation	52,704	23,541	49	26,988	-	103,282
Balance - end of year	$ 490,893	$ 303,495	$ 17,406	$ 57,632	$ 15,540	$ 884,966